Exhibit (a)(1)(N)


For further Information contact:


Lawrence Dennedy
MacKenzie Partners, Inc.
800-322-2885

            ROBERT E. LOW ANNOUNCES TERMINATION OF KLLM TENDER OFFER


FOR RELEASE MONDAY, JUNE 12, 2000

         Springfield, MO--Robert E. Low today announced that in light of the definitive agreement entered into by KLLM Transport Services, Inc. (Nasdaq:
KLLM) and a group headed by Jack Liles, KLLM's chief executive officer, Mr. Low did not extend the tender offer of Low Acquisition, Inc., his wholly owned corporation, for all of the outstanding shares of common stock of KLLM (and associated preferred stock purchase rights), which offer expired at 12:00 midnight on June 9, 2000. Accordingly, the Low offer has terminated.

         "At this time, I do not intend to raise my final offer," said Robert E. Low. "However, in the event that the transaction between KLLM and the Liles group is not completed, I would consider renewing a tender offer for KLLM."

         According to the Depositary, as of the expiration time, there were 61,059 shares of KLLM common stock (and associated preferred stock purchase rights) tendered and not withdrawn pursuant to Low's tender offer. These shares will be returned to their respective holders in accordance with the Depositary's procedures.

                                 #      #      #

         This news release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KLLM common stock and is not a solicitation of a proxy or written consents. If, at some future date, a new consent solicitation is commenced by Mr. Low and/or any affiliate of Mr. Low, a consent statement will be filed with the Securities and Exchange Commission, which statement would contain important information that should be read carefully by security holders of KLLM. Security holders would be able to obtain at no charge a consent statement and related materials when they become available on the Securities and Exchange Commission's web site at www.sec.gov. In addition, any definitive consent solicitation statement, form of consent and any related documents would be mailed to stockholders of KLLM.